UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Provectus Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74373P108
(CUSIP Number)

Heather Raines 800 S. Gay Street, Suite 1610 Knoxville, TN 37929 (866) 594-5999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	74373P108

1	NAMES OF REPORTING PERSONS
Edward Pershing, CPA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,472,700(1)
	8	SHARED VOTING POWER
162,350(2)
	9	SOLE DISPOSITIVE POWER
22,472,700(1)
	10	SHARED DISPOSITIVE POWER
162,350(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,635,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.17%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 176,000 shares of common stock owned directly by the Reporting Person, 2,822,030 shares of common stock owned by the Reporting Person through a retirement plan, 13,674,530 shares of common stock issuable upon conversion of 1,367,453 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, and 5,800,140 shares of common stock issuable upon conversion of 580,014 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $1,660,000 aggregate principal amount of convertible promissory notes held by the Reporting Person.

(2) Includes 60,600 shares of common stock owned by the Reporting Person’s spouse, 16,500 shares of common stock owned by the Reporting Person’s spouse through a retirement plan, 3,750 shares of common stock held as custodian for a grandchild, and 81,500 shares of common stock owned by Mr. P’s Foundation, a nonprofit corporation of which the Reporting Person is an affiliate.

Item 1.	Security and Issuer

(a)	Name of Issuer: Provectus Biopharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Office: 800 S. Gay Street, Suite 1610, Knoxville, TN 37929

(c)	Title of Security: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2.	Identity and Background

(a)	Name of Person Filing: Edward Pershing, CPA (the “Reporting Person”)

(b)	Business Address of Person Filing: 800 S. Gay Street, Suite 1610, Knoxville, TN 37929

(c)	Principal Occupation or Employment: Chairman and Chief Executive Officer of the Issuer, a clinical-stage biotechnology company. The address of the Issuer is 800 S. Gay Street, Suite 1610, Knoxville, TN 37929.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer has issued an aggregate $5,082,500 principal amount of secured convertible promissory notes to the Reporting Person on various dates from April 13, 2018 to June 26, 2024 (the “Notes”). On various dates from April 13, 2018 to June 30, 2024, $3,447,500 principal amount of the Notes plus interest converted into 1,367,453 shares of the Issuer’s Series D-1 Convertible Preferred Stock, par value $0.001 per share (“Series D-1 Convertible Preferred Stock”) at a conversion price of $2.862 per share in accordance with the terms of the Notes. The 1,367,453 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person are convertible into 13,674,530 shares of Common Stock. The Reporting Person currently hold $1,660,000 aggregate principal amount of Notes that, along with accrued interest, are convertible into 580,014 shares of Series D-1 Convertible Preferred Stock, which are convertible into 5,800,140 shares of Common Stock.

The remainder of the shares of Common Stock held by the Reporting Person were acquired in other market transactions from 2006 to 2016.

The Reporting Person acquired the Issuer securities reported herein using his personal funds, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Issuer securities owned by the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities for investment purposes. In his capacity as a director and executive officer of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has purchased convertible notes from the Issuer pursuant to the Issuer’s 2022 Financing and intends to continue to purchase convertible notes from the Issuer in the 2022 Financing. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 22,635,050 shares of Common Stock, or 5.17% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 419,522,119 shares of Common Stock outstanding as of May 13, 2024 plus (i) 13,674,530 shares of Common Stock issuable upon conversion of 1,367,453 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person and (ii) 5,800,140 shares of Common Stock issuable upon conversion of 580,014 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $1,660,000 aggregate principal amount of convertible promissory notes held by the Reporting Person.

(b)	The Reporting Person has sole voting and dispositive power over 176,000 shares of Common Stock owned directly by the Reporting Person, 2,822,030 shares of Common Stock owned by the Reporting Person through a retirement plan, 13,674,530 shares of Common Stock issuable upon conversion of 1,367,453 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, and 5,800,140 shares of Common Stock issuable upon conversion of 580,014 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $1,660,000 aggregate principal amount of convertible promissory notes held by the Reporting Person. The Reporting Person has shared voting and dispositive power over 60,600 shares of Common Stock owned by the Reporting Person’s spouse, 16,500 shares of Common Stock owned by the Reporting Person’s spouse through a retirement plan, 3,750 shares of Common Stock held as custodian for a grandchild, and 81,500 shares of Common Stock owned by Mr. P’s Foundation, a nonprofit corporation of which the Reporting Person is an affiliate.

(c)	On June 30, 2024, a convertible promissory note in the aggregate principal amount of $125,000 held by the Reporting Person automatically converted into 47,180 shares of the Issuer’s Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On June 26, 2024, the Reporting Person purchased a convertible promissory note from the Issuer in the principal amount of $325,000 pursuant to the Issuer’s 2022 Financing.

On June 20, 2024, the Reporting Person purchased a convertible promissory note from the Issuer in the principal amount of $50,000 pursuant to the Issuer’s 2022 Financing.

On June 15, 2024, a convertible promissory note in the aggregate principal amount of $125,000 held by the Reporting Person automatically converted into 47,190 shares of the Issuer’s Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On May 26, 2024, a convertible promissory note in the aggregate principal amount of $50,000 held by the Reporting Person automatically converted into 18,876 shares of the Issuer’s Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On May 12, 2024, a convertible promissory note in the aggregate principal amount of $200,000 held by the Reporting Person automatically converted into 75,503 shares of the Issuer’s Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On June 13, 2024, the Reporting Person received 176,000 shares of Common Stock as a pro rata distribution from a general partnership for no consideration. The shares of Common Stock owned by such general partnership were previously reported as indirectly beneficially owned by the Reporting Person.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2024
Dated

/s/ Edward Pershing
Signature

Edward Pershing, Chairman and CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).